Amendment No. 8
The Sportsman's Guide, Inc.
Common Stock, $.01 par value
CUSIP Number  848907 20 1
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CUSIP No.  848907 20 1
Item 1:   Reporting Person -  Vincent W. Shiel/The Amended
                              Vincent W. Shiel Revocable Trust
                              dated January 18, 1989 (of which
                              Dr. Shiel is the trustee)
Item 2:   (b) Disclaims membership in a group
Item 4:   PF
Item 6:   United States
Item 7:   0
Item 8:   0
Item 9:   0
Item 10:  0
Item 11:  522,000
Item 13:  11.0%
Item 14:  IN/00


CUSIP NO.  848907 20 1
Item 1:   Reporting Person -  Helen M. Shiel/The Helen M. Shiel
                              Revocable Trust dated January 23,
                              1989 (of which Mrs. Shiel is the
                              trustee)
Item 2:   (b) Disclaims membership in a group
Item 4:   PF
Item 6:   United States
Item 7:   0
Item 8:   0
Item 9:   0
Item 10:  0
Item 11:  522,000
Item 13:  11.0%
Item 14:  IN/00

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CUSIP NO. 848907 20 1
Item 1:   Reporting Person -  Vincent W. Shiel Family Limited
                              Partnership, of which the Vincent W.
                              Shiel Revocable Trust owns a 99.9%
                              limited partnership interest and a
                              99.8% interest in the general
                              partner
Item 2:   (b) Disclaims membership in a group
Item 3:
Item 4:   PF/00
Item 5:
Item 6:   Ohio
Item 7:   420,051
Item 8:   0
Item 9:   420,051
Item 10:  0
Item 11:  420,051
Item 12:
Item 13:  8.8%
Item 14:  PN


CUSIP NO. 848907 20 1
Item 1:   Reporting Person -  Helen M. Shiel Family Limited
                              Partnership, of which the Helen M.
                              Shiel Revocable Trust owns a 99.9%
                              limited partnership interest and a
                              99.8% interest in the general
                              partner
Item 2:   (b) Disclaims membership in a group
Item 3:
Item 4:   PF/00
Item 5:
Item 6:   Ohio
Item 7:   101,949
Item 8:   0
Item 9:   101,949
Item 10:  0
Item 11:  101,949
Item 12:
Item 13:  2.1%
Item 14:  PN

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Item 2.   IDENTITY AND BACKGROUND

          (iii) (a)  Vincent W. Shiel Family Limited Partnership,
                     an Ohio limited partnership

                (b)  1100 Courthouse Plaza, S.W.
                     Dayton, Ohio 45402

                (c)  Not applicable

                (d)  Not applicable

                (e)  Not applicable

          (iv) (a)  Helen M. Shiel Family Limited Partnership, an
                    Ohio limited partnership

               (b)  1100 Courthouse Plaza, S.W.
                    Dayton, Ohio 45402

               (c)  Not applicable

               (d)  Not applicable

               (e)  Not applicable

Item 4.   PURPOSE OF TRANSACTION

          For state tax purposes, (i) the Vincent W. Shiel Revocable Trust transferred all shares of the issuer held in its name to the Vincent W. Shiel Family Limited Partnership, of which the Vincent W. Shiel Revocable Trust owns a 99.9% limited partnership interest and a 99.8% interest in the general partner and (ii) the Helen
          M. Shiel Revocable Trust transferred all shares of the issuer held in its name to the Helen M. Shiel Family Limited Partnership, of which the Helen M. Shiel Revocable Trust owns a 99.9% limited partnership interest and a 99.8% interest in the general partner.

Item 5.   INTEREST IN SECURITIES OF THE ISSUER

     (a) Pursuant to Rule 13d-4, each person filing hereunder expressly declares that the filing of this statement shall not be construed as an admission that he or she is the beneficial owner of any securities covered by this statement other than as follows:

          (i) Vincent W. Shiel, as Trustee of the Vincent W. Shiel Revocable Trust, is the beneficial owner of 420,051 shares of Common Stock held in the name of the Vincent W. Shiel Family Limited Partnership.

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               Vincent W. Shiel, as the spouse of Helen M. Shiel,
                is the beneficial owner of 101,949 shares of Common Stock held in the name of the Helen M. Shiel Family Limited Partnership. Therefore, the aggregate amount of shares of Common Stock beneficially owned by Vincent W. Shiel is 522,000.

          (ii) Helen M. Shiel, as Trustee of the Helen M. Shiel Revocable Trust, is the beneficial owner of 101,949 shares of Common Stock held in the name of the Helen M. Shiel Family Limited Partnership. Helen M. Shiel, as the spouse of Vincent W. Shiel, is the beneficial owner of 420,051 shares of Common Stock held in the name of the Vincent W. Shiel Family Limited Partnership. Therefore, the aggregate amount of shares of Common Stock beneficially owned by Helen M. Shiel is 522,000.

          (iii) The Vincent W. Shiel Family Limited Partnership is the beneficial owner of 420,051 shares of Common
                Stock.

          (iv) The Helen M. Shiel Family Limited Partnership is the beneficial owner of 101,949 shares of Common
                Stock.

     (b)  Sole Power to Vote and Dispose of Common Stock

          (i)   0

          (ii)  0

          (iii) The Vincent W. Shiel Family Limited Partnership has the sole power to vote and dispose of 420,051 shares of Common Stock.

          (iv) The Helen M. Shiel Family Limited Partnership has the sole power to vote and dispose of 101,949 shares of Common Stock.

          Shared Power to Vote and Dispose of Common Stock

          (i)   0

          (ii)  0

          (iii) 0

          (iv)  0

       (c)(i)   See response to Item 4 which is incorporated
                herein by reference.
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          (ii)  In market transactions from January 28, 1999
                through February 4, 1999, the Vincent W. Shiel Family Limited Partnership sold a total of 45,000 shares of common stock of the issuer at $7.00 per share and 5,000 shares of common stock of the issuer at $7.0625 per share.


                           SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                VINCENT W. SHIEL

                                Vincent W. Shiel

Date:  February 8, 1999

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                HELEN M. SHIEL

                                Helen M. Shiel

Date:  February 8, 1999

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              Vincent W. Shiel Family
                              Limited Partnership

                              By:  Shiel Enterprises, Inc.
                                   General Partner



                              By:  RALPH E. HEYMAN
                                   Ralph E. Heyman, Vice President


Date:  February 8, 1999

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     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                              Helen M. Shiel Family
                              Limited Partnership

                              By:  Shiel Enterprises, Inc.
                                   General Partner



                              By:  RALPH E. HEYMAN
                                   Ralph E. Heyman, Vice President


Date:  February 8, 1999